SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  ------------

                    Under the Securities Exchange Act of 1934
                               (Amendment No.--)*

                           Gravity Spin Holdings, Inc.
                           ---------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                   38911R-10-8
                                   -----------
                                 (CUSIP Number)

                            Michael T. Shannon, Esq.
                                  Devlin Jensen
                             Barristers & Solicitors
                       Suite 2550 - 555 W. Hastings Street
                           Vancouver, British Columbia
                                 Canada V6B 4N5
                                 (604) 684-2550
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 25, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                Page 1 of 9 Pages

CUSIP NO.: 38911R-10-8                 13D                  Page 2 of 9 Pages

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Excel Trust
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
     (See Instructions)                                                (b) [ ]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY


--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (See Instructions)

     PF (See Item 3)
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Federation of St. Kitts & Nevis, West Indies
--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER

                    3,333,333
 Number of     -----------------------------------------------------------------
   Shares      (8)  SHARED VOTING POWER
Beneficially
  Owned by          0
    Each       -----------------------------------------------------------------
 Reporting     (9)  SOLE DISPOSITIVE POWER
Person With
                    3,333,333
               -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,333,333

--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                                     [ ]


--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.9%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP NO.: 38911R-10-8                 13D                  Page 3 of 9 Pages

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Emerson Trust
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
     (See Instructions)                                                (b) [ ]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY


--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (See Instructions)

     PF (See Item 3)
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Federation of St. Kitts & Nevis, West Indies
--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER

                    3,333,334
 Number of     -----------------------------------------------------------------
   Shares      (8)  SHARED VOTING POWER
Beneficially
  Owned by          0
    Each       -----------------------------------------------------------------
 Reporting     (9)  SOLE DISPOSITIVE POWER
Person With
                    3,333,334
               -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,333,334
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                                     [ ]


--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.9%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP NO.: 38911R-10-8                 13D                  Page 4 of 9 Pages

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     IFG Trust Services Inc.
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
     (See Instructions)                                                (b) [ ]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY


--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (See Instructions)

     OO (See Item 3)
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Federation of St. Kitts & Nevis, West Indies
--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER

                    6,666,667
 Number of     -----------------------------------------------------------------
   Shares      (8)  SHARED VOTING POWER
Beneficially
  Owned by          0
    Each       -----------------------------------------------------------------
 Reporting     (9)  SOLE DISPOSITIVE POWER
Person With
                    6,666,667
               -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,666,667
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                                     [ ]


--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.9%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) IFG Trust Services Inc. has sole voting and dispositive power of 6,666,667 shares by virtue of being the sole trustee of the Excel Trust and the Emerson Trust.

CUSIP NO.: 38911R-10-8                 13D                  Page 5 of 9 Pages

Item 1.   SECURITY AND ISSUER

          The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of Gravity Spin Holdings, Inc., a corporation organized under the laws of the State of Nevada (the "Issuer"). The address of the principal executive offices of the Issuer is Suite 2206 - 950 Cambie Street, Vancouver, British Columbia, Canada, V6B 5X6.


Item 2.   IDENTITY AND BACKGROUND

          (a) - (c)

          Excel Trust is a trust organized under the laws of the Federation of St. Kitts & Nevis, West Indies with an address for notice and delivery located at Suite 4 Temple Bldg., Main & Prince William Street, Charlestown, Federation of St. Kitts & Nevis, West Indies. The principal business of Excel Trust is that of a trust. The trustee of Excel Trust is IFG Trust Services Inc. The beneficiary of Excel Trust is Graham Taylor of Vancouver, British Columbia, Canada.

          Emerson Trust is a trust organized under the laws of the Federation of St. Kitts & Nevis, West Indies with an address for notice and delivery located at Suite 4 Temple Bldg., Main & Prince William Street, Charlestown, Federation of St. Kitts & Nevis, West Indies. The principal business of Emerson Trust is that of a trust. The trustee of Emerson Trust is IFG Trust Services Inc. The beneficiary of Emerson Trust is Graham Taylor of Vancouver, British Columbia, Canada.

          IFG Trust Services Inc. is company organized under the laws of the Federation of St. Kitts & Nevis, West Indies with an address for notice and delivery located at Suite 4 Temple Bldg., Main & Prince William Street, Charlestown, Federation of St. Kitts & Nevis, West Indies. The principal business of IFG Trust Services Inc. is that of a trust company. The name, business address, capacity in which the person serves and the principal occupation of the sole director and executive officer of IFG Trust Services Inc. is set forth below:

           Name and                     Capacity in Which                        Principal
       Business Address                      Serves                             Occupation
       ----------------                      ------                             ----------
         Dan MacMullin          Director, President and Secretary     Barrister & Solicitor primarily
   C/o Suite 4 Temple Bldg.                                        employed with IFG Trust Services Inc.
   Main & Prince William St.
  Charlestown, Federation of
St. Kitts & Nevis, West Indies

          (d)

          Neither Excel Trust, Emerson Trust, IFG Trust Services Inc., nor Dan MacMullin has, to the knowledge of the reporting persons, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO.: 38911R-10-8                 13D                  Page 6 of 9 Pages

          (e)

          Neither Excel Trust, Emerson Trust, IFG Trust Services Inc., nor Dan MacMullin has, to the knowledge of the reporting persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)

          Dan MacMullin is a resident of the Federation of St. Kitts & Nevis, West Indies.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On November 25, 2003, Excel Trust, the beneficiary of which is Graham Taylor, entered into a share purchase agreement with Oakridge Holdings Inc. whereby Excel Trust acquired 3,333,333 shares of Common Stock of the Issuer registered in the name of Oakridge Holdings Inc. from Oakridge Holdings Inc. at US$0.015 per share for a total of US$50,000, constituting approximately 30.9% of the Issuer's outstanding Common Stock.

          On November 25, 2003, Emerson Trust, the beneficiary of which is Graham Taylor, entered into a share purchase agreement with S.S. Holdings Inc. whereby Emerson Trust acquired 3,333,334 shares of common stock of the Company registered in the name of S.S. Holdings Inc. from S.S. Holdings Inc. at US$0.015 per share for a total of US$50,000, constituting approximately 30.9% of the Issuer's outstanding Common Stock.


Item 4.   PURPOSE OF TRANSACTION

          Excel Trust and Emerson Trust are currently holding the shares for investment purposes. Excel Trust and Emerson Trust have no plans or proposals that relate to or that would result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D. However, the day before the Excel Trust entered into the share purchase agreement with Oakridge Holdings Inc. and Emerson Trust entered into the share purchase agreement with S.S. Holdings Inc., both dated November 25, 2003, the Issuer appointed Graham Taylor as a director of the Issuer. In addition, Bruce Turner, director, President, Chief Executive Officer, Secretary and Treasurer of the Issuer tendered his resignation to the Board and the Board of Directors accepted such resignation. Upon the Board's acceptance of Bruce Turner's resignation, Graham Taylor was appointed President, Chief Executive Officer, Secretary and Treasurer.

CUSIP NO.: 38911R-10-8                 13D                  Page 7 of 9 Pages

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Excel Trust currently directly owns 3,333,333 shares of Common Stock of the Issuer which represents approximately 30.9% of the outstanding Common Stock of the Issuer. This percentage is based on 10,771,600 shares of Common Stock issued and outstanding.

          Emerson Trust currently directly owns 3,333,334 shares of Common Stock of the Issuer which represents approximately 30.9% of the outstanding Common Stock of the Issuer. This percentage is based on 10,771,600 shares of Common Stock issued and outstanding.

          IFG Trust Services Inc. currently indirectly owns 6,666,667 shares of Common Stock of the Issuer by virtue of being the sole trustee of the Excel Trust and the Emerson Trust, which represents approximately 61.9% of the outstanding Common Stock of the Issuer. This percentage is based on 10,771,600 shares of Common Stock issued and outstanding.

          (b) Excel Trust has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 3,333,333 shares of Common Stock.

          Emerson Trust has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 3,333,334 shares of Common Stock.

          IFG Trust Services Inc., by virtue of being the sole trustee of the Excel Trust and the Emerson Trust, has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 6,666,667 shares of Common Stock.

          (c) Except as otherwise described herein, Excel Trust, Emerson Trust and IFG Trust Services Inc. have not, to the knowledge of the reporting persons, affected any transaction in the Common Stock during the past sixty (60) days.

          (d) Except as otherwise described herein, and to the knowledge of the reporting persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

          (e) It is inapplicable for the purpose herein to state the date on which a party ceased to be an owner of more than five percent (5%) of the Common Stock.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other persons with respect to the voting or disposition of the shares of Common Stock deemed to be beneficially owned by the reporting persons.

CUSIP NO.: 38911R-10-8                 13D                  Page 8 of 9 Pages

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated December 5, 2003 among Excel Trust, Emerson Trust and IFG trust Services Inc.


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 10, 2003                       EXCEL TRUST

                                               By:   /s/ Dan MacMullin
                                                  ------------------------------
                                                     Dan MacMullin, Director,
                                                     IFG Trust Services Inc.,
                                                     Trustee

Dated: December 10, 2003                       EMERSON TRUST

                                               By:   /s/ Dan MacMullin
                                                  ------------------------------
                                                     Dan MacMullin, Director,
                                                     IFG Trust Services Inc.,
                                                     Trustee

Dated: December 10, 2003                       IFG TRUST SERVICES INC.

                                               By:   /s/ Dan MacMullin
                                                  ------------------------------
                                                     Dan MacMullin, Director

CUSIP NO.: 38911R-10-8                 13D                  Page 9 of 9 Pages



                                    EXHIBIT 1

                             JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13d-1(k)
                                     OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


     Excel Trust, Emerson Trust and IFG Trust Services Inc., each hereby agrees that this Schedule 13D filed herewith, and any amendments thereto, relating to the ownership of shares of Common Stock, $0.001 par value per share, of Gravity Spin Holdings, Inc. is filed jointly on behalf of such persons.

Dated: December 10, 2003                       EXCEL TRUST

                                               By:   /s/ Dan MacMullin
                                                  ------------------------------
                                                     Dan MacMullin, Director,
                                                     IFG Trust Services Inc.,
                                                     Trustee

Dated: December 10, 2003                       EMERSON TRUST

                                               By:   /s/ Dan MacMullin
                                                  ------------------------------
                                                     Dan MacMullin, Director,
                                                     IFG Trust Services Inc.,
                                                     Trustee

Dated: December 10, 2003                       IFG TRUST SERVICES INC.

                                               By:   /s/ Dan MacMullin
                                                  ------------------------------
                                                     Dan MacMullin, Director